                                             FILED BY: D&E COMMUNICATIONS, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                    SUBJECT COMPANY: CONESTOGA ENTERPRISES, INC.
                                                   (COMMISSION FILE NO. 0-24064)



       Communication posted on December 4, 2001 on the web site of D&E Communications, Inc.



[D&E COMMUNICATIONS LOGO]                                             [CEI LOGO]



D&E/CONESTOGA TRANSACTION PRESENTATION

FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------


D&E and Conestoga wish to caution readers that forward-looking statements made herein are based on a number of assumptions, estimates and projections. Such statements include, but are not limited to, statements concerning the proposed transaction, the combination's expected accretiveness to D&E's earnings, expected synergies, the transaction's impact on trading activity of D&E stock, D&E's strategy, maintenance of D&E's dividend policy and pro forma financial and other information. These statements are based upon the current beliefs and expectations of D&E's and Conestoga Enterprises' management, are not guarantees of future performance and involve risks and uncertainties, including those set forth in reports filed by D&E and Conestoga with the Securities and Exchange Commission as well as the following: the ability to obtain governmental approvals of the merger in a timely manner; the failure of D&E's and Conestoga Enterprises' stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the synergies from the merger may not be fully realized or may take longer to realize than expected; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Any significant deviations from the assumptions, estimates and projections contained herein could cause actual results to differ materially from those in the forward-looking statements. Neither D&E nor Conestoga undertake any obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


[D&E COMMUNICATIONS LOGO]                                             [CEI LOGO]

--------------------------------------------------------------------------------


INVESTORS AND SECURITY HOLDERS ARE URGED TO READ D&E's REGISTRATION STATEMENT ON FORM S-4 and the JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS relating to the merger transaction described herein, when they become available, BECAUSE THEY will CONTAIN IMPORTANT INFORMATION. When these and other documents relating to the transaction are filed with the United States Securities Exchange Commission ("Commission"), investors and security holders may obtain a free copy at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may also be obtained for free from D&E by directing a request to D&E Communications Inc., 124 E. Main Street, Ephrata, PA 17522-0458, Attn: Investor Relations, telephone: (717) 738-8304. Certain of these documents may also be available on D&E's website at www.decommunications.com when they become available. READ THE DEFINITIVE REGISTRATION STATEMENT and JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.


[D&E COMMUNICATIONS LOGO]                                             [CEI LOGO]

                             D&E'S STRATEGIC VISION
                          G. WILLIAM RUHL - CEO OF D&E


[D&E COMMUNICATIONS LOGO]                                             [CEI LOGO]

D&E IS A LEADING REGIONALLY FOCUSED ICP
--------------------------------------------------------------------------------


-     Long operating history, founded 1911

-     Core Wireline Operations(1)

      -     ILEC - 61,962 access lines

      -     CLEC - 6,785 access lines

      -     ISP - 10,000 subscribers

      -     Equipment & Systems Integration - $28.5 million LTM revenue


                                  [PIE CHART]


-     Other Investments

      - PCS - Definitive Agreement to sell partnership interest to VoiceStream Wireless


(1) As of September 30, 2001.


[D&E COMMUNICATIONS LOGO]                                             [CEI LOGO]

D&E SERVICE AREA
--------------------------------------------------------------------------------

      -    Total service area includes 2.5 million people


                           [GRAPHIC OF PENNSYLVANIA]



[D&E LOGO]                           6                                [CEI LOGO]

RECENT MILESTONES
--------------------------------------------------------------------------------

D&E has a long history of excellence in operations and customer service






                         [1911-2001 FLOW CHART GRAPHIC]


2001     ANNOUNCE AGREEMENT TO ACQUIRE CONESTOGA
         ENTER AGREEMENT TO SELL PCS ONE

2000     Sell Hungarian company
         Launch Jazzd Internet service
         Acquire 2 systems integration businesses

1999     Begin CLEC edge-out strategy

1997     Launch GSM wireless service (d.b.a) PCS ONE
         Begin providing telephone service in Poland

1996     Acquire systems integration business

1994     Launch telephone service in Hungary

1984     Digital/fiber optic technology introduced

1911     Company founded


[D&E LOGO]                           7                                [CEI LOGO]

STRATEGIC VISION
--------------------------------------------------------------------------------

Create a leading regional integrated communications provider leveraging incumbent assets to capture economies of scale, enter contiguous markets and offer a complete product portfolio

-  CREATE CRITICAL MASS

-  FULL PRODUCT PORTFOLIO
                                      > ENHANCE SHAREHOLDER VALUE
-  SERVICE EXCELLENCE

-  LEVERAGE NETWORK ASSETS


[D&E LOGO]                           8                                [CEI LOGO]

EXPERIENCED MANAGEMENT TEAM
--------------------------------------------------------------------------------
6 senior managers with an average of over 35 years of telecom experience


ANNE B. SWEIGART                          - Has held the positions of President and Chairman of the Board of D&E
Chairman and President                      since 1985. CEO from 1985 to October 2001
                                          - 65 years at D&E


ROBERT M. LAUMAN                          - Joined D&E in 1983 as EVP and COO
Vice Chairman, Senior Vice President      - 37 years at Bell of Pennsylvania


G. WILLIAM RUHL                           - CEO of D&E; joined D&E in 1991
Chief Executive Officer                   - 30 years at Bell of Pennsylvania


THOMAS E. MORELL                          - CFO of D&E since 1995
Chief Financial Officer                   - Joined D&E in 1984; previously with Coopers & Lybrand, LLP


ALBERT H. KRAMER                          - Joined Conestoga in 1995, President since 1998
President, Conestoga Enterprises, Inc.    - 11 years at D&E prior to joining Conestoga


W. GARTH SPRECHER                         - VP and Secretary of D&E since 1996
Vice President and Secretary              - 17 years at D&E


[D&E LOGO]                           9                                [CEI LOGO]

FINANCIAL PERFORMANCE
--------------------------------------------------------------------------------

D&E's significant investment in technology and personnel should position the Company for successful growth


                                     Revenue
                                     -------
                                ($ in millions)

[BAR CHART]

        1998    1999    2000    YTD Annualized
D&E     53.3    63.5    74.0    87.0


                                     EBITDA
                                     ------
                                ($ in millions)

[BAR CHART]

        1998    1999    2000    YTD Annualized
D&E     17.3    18.9    17.9    14.2




* YTD September 30, 2001 annualized.


[D&E COMMUNICATIONS LOGO]              10                             [CEI LOGO]

INVESTMENT HIGHLIGHTS
--------------------------------------------------------------------------------

    -       Leading regional integrated communications provider

            -- Strong brand name recognition and customer relationships

            -- Established ILEC provides stable revenues and cash flow

    -       Limited competition

    -       Experienced management team

    -       Dividends provide current income to shareholders

    - Conestoga merger enhances position as a growing rural communications provider




[D&E COMMUNICATIONS LOGO]              11                             [CEI LOGO]

                           CONESTOGA COMPANY OVERVIEW
                   ALBERT H. KRAMER - PRESIDENT OF CONESTOGA




[D&E COMMUNICATIONS LOGO]                                             [CEI LOGO]

CONESTOGA IS A LEADING REGIONALLY FOCUSED ICP
--------------------------------------------------------------------------------

    -       Long operating history, founded 1902

    -       Core Wireline Operations(1)

            -- ILEC - 84,509 access lines

            -- CLEC - 16,635 access lines

            -- DSL - 1,214 subscribers

            -- Equipment & Systems Integration - $9.4 million LTM revenue

                                  [PIE CHART]


    -       Other Operations(1)

            -- PCS - 18,976 subscribers (GSM technology; expected to be divested)

            -- 5,475 paging subscribers

(1) As of September 30, 2001.




[D&E COMMUNICATIONS LOGO]              13                             [CEI LOGO]

CONESTOGA SERVICE AREA
--------------------------------------------------------------------------------



                           [GRAPHIC OF PENNSYLVANIA]






[D&E COMMUNICATIONS LOGO]              14                             [CEI LOGO]

FINANCIAL PERFORMANCE
--------------------------------------------------------------------------------

Conestoga has exhibited a consistently strong financial performance while investing in growth initiatives


                                     Revenue
                                     -------
                                 ($ in millions)
[BAR CHART]

                1998    1999    2000    YTD Annualized
Conestoga       77.3    87.1    87.6    92.7


                                     EBITDA
                                     ------
                                 ($ in millions)

[BAR CHART]

                1998    1999    2000    YTD Annualized
Conestoga       25.0    25.7    25.8    28.5



* YTD September 30, 2001 annualized.


[D&E COMMUNICATIONS LOGO]              15                             [CEI LOGO]

                         CONESTOGA TRANSACTION OVERVIEW
                         THOMAS E. MORELL - CFO OF D&E


[D&E COMMUNICATIONS LOGO]                                             [CEI LOGO]

CONESTOGA TRANSACTION SUMMARY
--------------------------------------------------------------------------------

- Purchase price and consideration

  - $33 per Conestoga share (if market price of D&E's stock is between $13 and $23 per share)

  - $273 million plus assumption of $73 million of debt

    - $150 million in cash and D&E common stock with an approximate value of $123 million

    - Cash consideration funded with $100 million add-on senior secured credit facility from CoBank and cash equivalents

  - Guarantee to shareholders a minimum of 55% in cash, if elected

- D&E plans to maintain its current dividend policy

- Accounting/ tax treatment

  - Purchase accounting

  - Tax-free reorganization with an automatic conversion to taxable structure if the transaction no longer qualified for tax deferral

- Closing targeted in the second quarter of 2002

  - No significant regulatory or shareholder related obstacles anticipated

  - Voting agreements executed by officers, directors and the D&E Voting Trust


[D&E COMMUNICATIONS LOGO]              17                             [CEI LOGO]

PURCHASE PRICE MECHANISM
--------------------------------------------------------------------------------

                               NUMBER OF
DECC                             DECC       PROPOSED      PROPOSED       PER SHARE CONSIDERATION (IN $)
SHARE         CONVERSION        SHARES        CENI          DECC         ------------------------------
PRICE           RATIO           ISSUED      OWNERSHIP     OWNERSHIP      STOCK       CASH        TOTAL
-----         ----------       ---------    ---------     ---------      -----       -----       ------
$8.00  (2)      2.5385         9,467,068      56.3%         43.7%        9.14        18.15       $27.29
$9.00           2.5385         9,467,068      56.3%         43.7%        10.28       18.15       $28.43
$10.00          2.5385         9,467,068      56.3%         43.7%        11.42       18.15       $29.57
$10.60 (3)      2.5385         9,467,068      56.3%         43.7%        12.11       18.15       $30.26
$11.00          2.5385         9,467,068      56.3%         43.7%        12.57       18.15       $30.72
$12.00          2.5385         9,467,068      56.3%         43.7%        13.71       18.15       $31.86
-------------------------------------------------------------------------------------------------------
$13.00          2.5385         9,467,068      56.3%         43.7%        14.85       18.15       $33.00
-------------------------------------------------------------------------------------------------------
$14.00          2.3571         8,790,849      54.5%         45.5%        14.85       18.15       $33.00
$15.00          2.2000         8,204,792      52.7%         47.3%        14.85       18.15       $33.00
$16.00          2.0625         7,691,993      51.1%         48.9%        14.85       18.15       $33.00
$17.00          1.9412         7,239,523      49.6%         50.4%        14.85       18.15       $33.00
$17.55 (4)      1.8803         7,012,643      48.8%         51.2%        14.85       18.15       $33.00
$18.00          1.8333         6,837,327      48.2%         51.8%        14.85       18.15       $33.00
$19.00          1.7368         6,477,468      46.8%         53.2%        14.85       18.15       $33.00
$20.00          1.6500         6,153,594      45.6%         54.4%        14.85       18.15       $33.00
$21.00          1.5714         5,860,566      44.4%         55.6%        14.85       18.15       $33.00
$22.00          1.5000         5,594,177      43.2%         56.8%        14.85       18.15       $33.00
-------------------------------------------------------------------------------------------------------
$23.00          1.4348         5,350,952      42.1%         57.9%        14.85       18.15       $33.00
-------------------------------------------------------------------------------------------------------

(1)      Assumes 55% cash / 45% stock shareholder election.

(2) Conestoga has the right to terminate the agreement under certain circumstances if the D&E share price declines below $8.00.

(3) Transaction will not be accorded tax-free reorganization treatment if the D&E share price declines below $10.60.

(4)      Represents D&E's closing share price on December 3, 2001 - $17.55.

-----    Represents the upper and lower bounds of the purchase price mechanism
-----    which ranges from $13.00 to $23.00.


[D&E COMMUNICATIONS LOGO]              18                             [CEI LOGO]

TRANSACTION ECONOMICS SUMMARY
--------------------------------------------------------------------------------
($ in Millions, except per share values and access line multiples)


- D&E expects to divest D&E expects to divest the wireless operations of Conestoga, which will reduce the implied multiples paid for core wireline operations

                             PURCHASE PRICE ANALYSIS


                   Offer Price Per Share                $   33.00

                                                        ---------
                   Equity Value                             273.3


                   Assumed Net Debt (9/30/01)                67.0
                   Break Up Fee                              10.0
                                                        ---------
                   Total Enterprise Value               $   350.3


                   TEV / 2001 Annualized EBITDA              12.3x
                   Multiple of Access Lines (9/30/01)   $ 3,463.6

* YTD September 30, 2001 annualized.


[D&E COMMUNICATIONS LOGO]              19                             [CEI LOGO]

SIGNIFICANT MERGER BENEFITS
--------------------------------------------------------------------------------

Highly complementary business plans, identifiable benefits to accrue from Conestoga acquisition


- Adjacent geographic markets

- Focused on wireline services with the divestiture of wireless operations

- Enhanced scale and depth to accelerate business plan

  - Enhanced growth and profitability prospects

  - Potential revenue and cost synergies

- Garner analyst coverage and begin developing an institutional following

  - Increased liquidity through greater trading volume

  - Increased float via merger structure

- Provides expanded management depth and skill sets required to operate larger operation


[D&E COMMUNICATIONS LOGO]              20                             [CEI LOGO]

CREATING A LEADING RURAL WIRELINE CARRIER
--------------------------------------------------------------------------------

Highly complementary footprints


                               [PRO FORMA D&E MAP]


[D&E COMMUNICATIONS LOGO]              21                             [CEI LOGO]

CREATING A LEADING RURAL WIRELINE CARRIER
--------------------------------------------------------------------------------
Complementary business plans yield enhanced growth and profitability

                      D&E                      CONESTOGA                  PRO FORMA COMBINED
------------------------------------------------------------------------------------------------
ILEC         - 61,962 access lines      - 84,509 access lines        - 146,471 ACCESS LINES
             - 100,000 POPs             - 160,650 POPs               - 260,650 POPS

------------------------------------------------------------------------------------------------

CLEC         - 6,785 access lines       - 16,635 access lines        - 23,420 ACCESS LINES
------------------------------------------------------------------------------------------------
WIRELESS     - 2.0 million POPs         - 1.0 million POPs           - WIRELESS ASSETS -- TO BE
                                                                       DIVESTED
             - 100,000 subscribers      - 18,976 subscribers
             - GSM technology           - GSM technology

------------------------------------------------------------------------------------------------
DATA         - Equipment & Systems      - Equipment & Systems        - EQUIPMENT & INTEGRATION
               Integration                Integration
                                                                     - INTERNET
             - Internet                 - Internet

------------------------------------------------------------------------------------------------


[D&E COMMUNICATIONS LOGO]              22                             [CEI LOGO]

D&E - Conestoga Pro Forma Financial Summary
--------------------------------------------------------------------------------

Strengthened financial positioning should position the Company for successful growth


                               Pro Forma Revenue
                               -----------------
                                ($ in millions)

[BAR CHART]

                1998    1999    2000    YTD Annualized
D&E             53.3    63.5    74.0    87.0
Conestoga       77.3    87.1    87.6    92.7



                                Pro Forma EBITDA
                                ----------------
                                ($ in millions)

[BAR CHART]

                1998    1999    2000    YTD Annualized
D&E             17.3    18.9    17.9    14.2
Conestoga       27.8    26.5    25.8    28.5



* YTD September 30, 2001 annualized.


[D&E COMMUNICATIONS LOGO]              23                             [CEI LOGO]

D&E - Conestoga Pro Forma Comparison
--------------------------------------------------------------------------------

Increasing scale to achieve critical mass


                                 LTM(1) Revenue
                                 --------------
                                ($ in millions)
[BAR CHART]

        ALSK    CTCO    Pro Forma    SURW    CTCI    HTCO    NPSI
D&E     325     306     179          152     129     108     85



                                 LTM (1) EBITDA
                                 --------------
                                ($ in millions)
[BAR CHART]

        ALSK    CTCO    Pro Forma    SURW    HTCO    NPSI    CTCI
D&E     127     121     44           41      40      34      32



                           ILEC & CLEC Access Lines(2)
                           ---------------------------
                                    (000's)
[BAR CHART]

        CTCO    ALSK    Pro Forma    CTCI    SURW    NPSI    HTCO
D&E     442     333     170          141     133     114     77



(1)  LTM  as of September 30, 2001 and adjusted for non recurring items.
(2)  As of September 30, 2001.


[D&E COMMUNICATIONS LOGO]              24                             [CEI LOGO]